Orckit-Corrigent Launches CM-401x PTN Access Product Line

New product portfolio strengthens company’s end-to-end multi-service solutions for mobile backhaul and enterprise CLE and pre-aggregation

Tel Aviv, Israel – June 21, 2011– Orckit-Corrigent Ltd. (Nasdaq: ORCT), a leading Packet Transport Network (PTN) vendor, today introduced its CM-401x PTN access product line. The new product portfolio includes the CM-4011, CM-4012 and CM-4013, all of which are based on 14G full duplex of non-blocking, switching capacity, packed in 1RU with broad mixture of Ethernet, PDH and SDH interfaces.

With the introduction of CM-401x, Orckit-Corrigent strengthens its offering for telecommunication service providers worldwide by offering end-to-end PTN solutions, including access gear with ADM1/ADM4 equivalent functionality and higher capacity and scalability. This is valuable for mobile 2G/3G/4G Cell or Hub Site Gateways (CSG/HSG) as well as enterprise multi-service CLE and pre-aggregation.

“We have identified strong demand from our customers and prospects for a smooth migration from their existing legacy SDH networks to an end to end future proof, packet based infrastructure which supports the mix of emerging data services together with large scale of legacy SDH/PDH leased lines” said Mr. Sharon Mantin, Vice President, Marketing, at Orckit-Corrigent. “Adding the CM-401x product line to our PTN product portfolio, improves our end-to-end PTN offering from access to core edge enabling cost-effective, highly scalable and future proof solution for 2G/3G/4G Mobile Backhauling as well as Ethernet and legacy SDH/PDH business services."

CM-401x products highlights:
•	Highly scalable mixture of Ethernet, PDH and SDH interfaces
•	Dual stack IP/MPLS and MPLS-TP
•	PDH and SDH circuit emulation over packet
•	Full support for MEF based Ethernet services
•	Packet synchronization, including SyncE and 1588v2
•	SDH/Ethernet/MPLS/MPLS-TP OAM
•	Sub 50ms protection and restoration
•	Hard Quality of Service (QoS)
•	Minimized power consumption

The new CM-401x portfolio is fully integrated with the company’s metro aggregation PTN products, including the CM-4140, CM-4206, and CM-4314 chassis-based PTN products, and fully managed by the company’s CM-View Network Management System.

The company will take orders for the CM-401x beginning Sep. 1, 2011.

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About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products.
With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com.
Follow Orckit on Twitter @ORCT.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il